UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 28, 2024, AC Immune SA issued a press release announcing that its partner, Life Molecular Imaging (LMI), has received Fast Track Designation for the Tau positron emission tomography (PET) diagnostic, [18F]PI-2620, from the U.S. Food and Drug Administration (FDA) in three neurodegenerative conditions. Fast Track designation for [18F]PI-2620 has been granted for clinical development in Alzheimer’s disease (AD), progressive supranuclear palsy (PSP), and corticobasal degeneration (CBD).

PI-2620 is a next-generation PET imaging agent currently in Phase 3 clinical development for detecting Tau pathology in Alzheimer's disease. The compound is also being investigated in other neurodegenerative diseases by many academic researchers and in drug development trials. Tau proteins are a hallmark of several neurodegenerative disorders including AD, PSP, CBD, and frontotemporal lobar dementia (FTLD), and accurately imaging the pathology could significantly enhance disease diagnosis and improve patient care. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655, 333-255576 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated August 28, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Chief Financial Officer

Date: August 28, 2024